Exhibit 99.5
Consent of Independent Registered Public Accounting Firm
We consent to the use of our report dated February 10, 2006 (except as to note 19 which is as of March 13, 2006) with respect to the consolidated financial statements of Cardiome Pharma Corp. included in this Annual Report (Form 40-F) for the year ended December 31, 2005.

Vancouver, Canada	/s/ Ernst & Young
March 13, 2006	Chartered Accountants